Suite 1204- 120 Adelaide St. W Toronto, Ontario M5H 1T1 www.adiraenergy.com t. 416.361.2211 f.416.361.6455 TSX.V: ADL News Release

ADIRA ENERGY GRANTED EXTENSION OF DRILL CONTRACT AND SPUD DATES ON
ITS GABRIELLA AND YITZHAK LICENSES, OFFSHORE ISRAEL

TORONTO, June 12, 2012 /CNW/ - ADIRA ENERGY LTD. (TSXV: ADL) (OTCBB: ADENF) (FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira” or the “Company”) is pleased to announce that the Ministry of Energy and Water of the State of Israel (the “Ministry”) has granted an extension of the dates for the execution of a drilling contract and the spudding of the first well on the Gabriella and Yitzhak licenses offshore, indicated below:

License	New Contract Execution Date (Original date)	Submission of an Environmental Study (Original date)	New Spud Date (Original date)
Gabriella	September 1, 2012 (July 1, 2012)	July 20, 2012 (September 1, 2012)	June 30, 2013 (December 1, 2012)
Yitzhak	September 1, 2012 (July 1, 2012)	September 1, 2012 (September 1, 2012)	October 30, 2013 (December 1, 2012)

The date for the submission of the Environmental Study was brought forward (as above), and Adira management believes they are able to submit the study within this timeline.

Jeffrey E. Walter, Chief Executive Officer of Adira Energy stated: “We are delighted with the Ministry of Energy and Water’s decision to extend our Gabriella and Yitzhak licenses for approximately one year. The extensions on the licenses are a significant event, as it allows Adira additional time in order to secure funding to obtain the rigs required to drill the wells on Gabriella and Yitzhak. The imminent drilling deadlines have been placing a burden on Adira’s ability to raise capital in the current challenging global markets. With these extensions, the Company has the ability to secure the financing required to provide the necessary financial commitments in order to drill within the extended timelines.”

About Adira Energy Ltd.

Adira Energy Ltd. is an oil and gas company which is focused in the eastern Mediterranean. The Company has three petroleum exploration licenses offshore Israel; the Gabriella, Yitzhak and Samuel Licenses. These licenses are located respectively 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the coast between Ashkelon and Bat-Yam.

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements are based on the Company’s internal projections, estimated or beliefs, concerning, among other things an outlook on the estimated amounts and timing of exploration work and capital expenditures or other expectation, beliefs, plans, objectives, assumption, intentions or statements about future events or performance, which are considered by management to be reasonable at the time made.

Actual events or results may differ materially. Although the Company believes that the expectations reflected in the statements are reasonable, it cannot guarantee future results since such results are inherently subject to significant business, economic, corporate, political and social uncertainties and contingencies. Many factors cause the Company’s actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, the Company and the foregoing stated factors are not exhaustive. The statements contained herein are made as of the date hereof and the Company disclaims any intent or obligation to update publicly any forward looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable law. Company shareholders and potential investors should carefully consider the information contained in the Company’s filing with Canadian securities administrators at www.sedar.com before making investment decisions with regard to the Company.

For more information contact:

Canada	Israel
Alan Friedman	Irit Radia
Exec. Vice President	Corp. Dev. Arad Communications
contact@adiraenergy.com	iritr@euroisrael.co.il
+1 416 250 1955	+972-3-7693333 or +972-54-6699311

Julia Maxwell
Manager, Investor Relations
info@adiraenergy.com
+1 416 361 2211

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.